UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A.   Full Title of Plan:   Humana Retirement and Savings Plan

B.   Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

I N D E X
Pages

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits,
December 31, 2003 and 2002	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2003 and 2002	4

Notes to Financial Statements	5-11

Supplemental Schedule:

Schedule of Assets (Held at End of Year),
December 31, 2003	12

Signatures	13

Exhibit Index	14

Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Humana Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Humana Retirement and Savings Plan (the Plan) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
June 3, 2004

Humana Retirement and Savings Plan
Statements of Net Assets Available for Benefits
for the years ended December 31, 2003 and 2002

	2003	2002
ASSETS

Investments (Note 3)	$619,482,098	$430,253,058

Cash	14,200,000	267
Receivable from participating employers for participant
withholdings and employers' contributions	4,792,618	20,034,022
Accrued interest and dividends	85,701	191,631

Total assets	638,560,417	450,478,978

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Accrued expenses	239,099	15,542

Total liabilities	239,099	15,542

Net assets available for benefits	$638,321,318	$450,463,436

The accompanying notes are an integral part of the financial statements.

Humana Retirement and Savings Plan
Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2003 and 2002

	2003			2002
	Participant Directed	Nonparticipant Directed		Participant Directed	Nonparticipant Directed
			Total			Total

Interest and dividend income	$4,755,575	$-	$4,755,575	$4,742,956	$-	$4,742,956

Contributions:
Participants	35,883,739	-	35,883,739	34,050,968	-	34,050,968
Employer	31,258,658	-	31,258,658	30,930,359	-	30,930,359
Net appreciation (depreciation) in fair value
of investments	171,254,343	-	171,254,343	(66,446,758)	-	(66,446,758)

Total additions	243,152,315	-	243,152,315	3,277,525	-	3,277,525

Benefits paid to participants	54,147,316	-	54,147,316	41,060,317	-	41,060,317
Administrative expenses	1,147,117	-	1,147,117	1,403,966	-	1,403,966

Total deductions	55,294,433	-	55,294,433	42,464,283	-	42,464,283

Interfund transfers	-	-	-	57,945,855	(57,945,855)	-

Net increase (decrease)	187,857,882	-	187,857,882	18,759,097	(57,945,855)	(39,186,758)

Net assets available for benefits:
Beginning of year	450,463,436	-	450,463,436	431,704,339	57,945,855	489,650,194

End of year	$ 638,321,318	$-	$ 638,321,318	$ 450,463,436	$-	$ 450,463,436

The accompanying notes are an integral part of the financial statements.

Humana Retirement and Savings Plan
Notes to Financial Statements

1. Summary of Plan:

The Humana Retirement and Savings Plan (the Plan) is a qualified, trusteed plan established for the benefit of the employees of Humana Inc. and its subsidiaries (the Company or Humana) and is subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the sponsor of the Plan and is one of the nation's largest publicly traded health benefits companies offering coordinated health insurance coverage and related services through traditional and internet-based plans, for employer groups, government sponsored programs, and individuals. This document describes the Plan during 2003 and 2002.

a. Contributions: The Plan maintains three accounts, the After Tax Account, the Retirement Account, and the Pretax Savings Account.

Any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account beginning on the employee's date of hire. A participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the participant's annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986 (IRC)) limitation in effect for the calendar year, which was $12,000 for 2003 and $11,000 for 2002.

The Company enrolls eligible participants at 3% of compensation 45 days after the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 35%. The Company's matching contribution is equal to 50% of the participant's contribution up to 6% of the participant's annual compensation for any participating employee. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. All matching contributions are funded bi-weekly and are invested in the Humana Stock Fund. Once the matching contributions are funded, participants can transfer the matching contributions among any funds within the Plan. Prior to January 1, 2002, the Company's matching contributions were nonparticipant directed and were invested in the Humana Common Stock Fund. The Humana Common Stock Fund consisted solely of shares of the Company's common stock. On January 1, 2002, funds were transferred to a new Humana Stock Fund, which is now a participant directed commingled fund that invests primarily in the Company's common stock with a minor portion of short-term investments. Ownership in the Humana Stock Fund is measured by units rather than shares of common stock. Therefore, effective January 1, 2002, $57,945,855 of nonparticipant directed funds in the Humana Common Stock Fund were transferred to the Humana Stock Fund and became participant directed.

Humana Retirement and Savings Plan
Notes to Financial Statements, Continued

1. Summary of Plan, continued:

a. Contributions, continued: The Pretax Savings account includes "catch-up" contributions. Participants who are age 50 or older and contribute the maximum federal limit or Plan maximum limit may contribute an additional "catch-up" contribution, up to $2,000 in 2003 and $1,000 in 2002 through payroll deductions, in an amount not less than 1% nor more than 35% of the participant's annual compensation, in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). "Catch-up" contributions are not considered in the calculation of the Company matching contributions.

Participants are immediately eligible to participate in the Plan's After Tax Accounts. A participant, through payroll deductions, may contribute not less than 1% or more than 2% of the participant's annual compensation, on an after tax basis. After Tax contributions are not considered in the calculation of the Company matching contributions.

After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the Company makes annual contributions into the Retirement Account of the Plan. For the plan years ended December 31, 2003 and 2002, the Company made an allocation to the participants based on an amount equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the IRC, as amended.

Each participant's account is credited with the participant's contributions, the Company's contributions, the allocations of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

Participants may allocate contributions to the After Tax Account, the Pretax Savings Account and the Company's contribution to the Retirement Account among various investment options in 1% increments. The Plan offers eight mutual funds, the Humana Stock Fund, and the Schwab Personal Choice Retirement Account (PCRA), which is a self-directed brokerage account, as investment options. In the absence of such allocation, contributions are invested in the Primco Stable Value Fund. In connection with a change in allocation of a participant's or the Company's future contributions among the ten investment options and a change in the investment of existing accounts, the purchases and sales due to fund transfers are transacted at the funds' net asset value on the day the transaction is initiated.

Humana Retirement and Savings Plan
Notes to Financial Statements, Continued

1. Summary of Plan, continued:

a. Contributions, continued: Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with three years of service with the Company will forfeit the employer contributions. Once a participant has completed three years of service, the employer contributions become totally nonforfeitable.

b. Forfeitures: Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Employer contributions, forfeited as a result of withdrawal following termination of employment, will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

At December 31, 2003 and 2002, forfeited non-vested accounts totalled $97,169 and $301,951, respectively. These accounts will be used to reduce future employer contributions. Also, in 2003 and 2002, employer contributions were reduced by $745,700 and $1,681,000 from forfeited nonvested accounts, respectively.

c. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's termination of employment; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

A participant may generally withdraw an amount from the After Tax Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan Administrator. In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

a. A lump-sum distribution in cash or, in the event of a distribution from the Humana Stock Fund, partially or totally in Humana common stock, or

b. Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

c. A life annuity paid monthly or quarterly, or

d. A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

If the vested account balance is less than $5,000, a lump-sum distribution will be made.

Humana Retirement and Savings Plan
Notes to Financial Statements, Continued

1. Summary of Plan, continued:

c. Withdrawals, continued:

The Plan permits the employee to roll over contributions to another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

Participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer After Tax and Pretax Savings Accounts to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

2. Summary of Significant Accounting Policies:

a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b. Valuation of Investments: The Plan's investments in common/collective trusts and mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end. The Humana Stock Fund is comprised of shares of the Company's common stock and a small portion of short-term investments. The Humana Stock Fund is measured by units and is valued based on the quoted closing market price of the Company's common stock. Participant loans and investments in money market funds are valued at cost, which approximates fair value. The PCRA is a self-directed brokerage account which is comprised of various investments such as cash, common stock, mutual funds, U.S. Governmental securities, and corporate bonds, and is valued based on quoted market prices.

Humana Retirement and Savings Plan
Notes to Financial Statements, Continued

2. Summary of Significant Accounting Policies, continued:

b. Valuation of Investments, continued: Investments in traditional and synthetic guaranteed investment contracts (GICs) with banks and insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions, plus interest earned at specified rates, less withdrawals and administrative expenses.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments, which consists of both realized gains or losses and unrealized appreciation or depreciation.

c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

3. Investments:

The Company appointed Schwab Retirement Plan Services as the recordkeeper and Charles Schwab Trust Company as the trustee.

The following table presents the fair value/contract value of investments at December 31, 2003 and 2002. Investments that represent 5% or more of the Plan's net assets have been separately identified.
	2003	2002
	Fair Value/ Contract Value	Fair Value/ Contract Value

Investments, at fair value:
Humana Stock Fund	$156,286,142	$76,575,645
Schwab Instl Large Cap C1	63,425,728	42,503,572
Russell 3000 Stock Index Fund	74,314,373	55,110,419
Armada Small Cap Value Cl 1	59,282,571	40,284,442
Pimco Total Return - Admin Class	36,356,585	31,730,735
Van Kampen Emerging Growth Cl A	36,560,728	25,177,329
ABN Amro/Veredus Aggr Growth N	34,251,627	-
Other investments (less than 5% of Plan assets)	45,980,708	52,217,378

Investments, at contract value:
Primco Stable Value Fund	113,023,636	106,653,538

	$619,482,098	$430,253,058

Humana Retirement and Savings Plan
Notes to Financial Statements, Continued

3. Investments, continued:

During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2003	2002

Mutual funds	$38,817,948	$(39,606,288)
Common/collective trusts	38,121,707	(15,312,692)
Employer common stock	94,314,688	(11,527,778)

	$171,254,343	$(66,446,758)

4. Investment Contracts:

At December 31, 2003 and 2002, the Primco Stable Value Fund represents traditional and synthetic GICs in which the Plan has a 99% interest and the Humana Puerto Rico 1165(e) Retirement Plan has a 1% interest. The total contracts held within the Primco Stable Value fund as of December 31, 2003 and 2002 are as follows:

	2003	2002
Investments, at contract value:
Investment contracts - banks:
Bank of America Synthetic GIC	$14,295,274	$4,226,365
Caisse des Depots Synthetic GIC	19,420,031	3,634,908
GE Life & Annuity ASR Co.	2,938,750	2,772,799
JP Morgan Chase Bank Synthetic GIC	14,010,292	7,533,644
State Street Bank & Trust Synthetic GIC	10,973,977	16,835,309
Wachovia Bank	2,422,794	-
UBS AG Synthetic GIC	-	16,679,559
National City Bank	-	3,923,216
Investment contracts - insurance companies:
Allstate Life Ins. Co. Synthetic GIC	-	5,949,800
John Hancock Mutual Life	-	2,805,733
John Hancock Mutual Life Synthetic GIC	4,105,333	5,998,627
Metropolitan Life Ins Co. Group Annuity	24,526,921	12,788,419
Monumental Life Ins Co. Synthetic GIC	13,763,547	17,046,373
New York Life Insurance Co. Group Annuity	733,981	684,687
Prudential - CapMAC Insd	5,376,496	5,036,298
Travelers Ins. Companies	1,511,277	1,511,747

	$114,078,673	$107,427,484

Humana Retirement and Savings Plan
Notes to Financial Statements, Continued

4. Investment Contracts, continued:

Synthetic GICs are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The assets are held in trust for the Plan by the issuer of the investment contract. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company, which guarantees the Plan a specific value and rate of return for the assets held in trust. The underlying financial instrument held in trust and the wrapper contract are presented together in the financial statements at contract value. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets and was $3,687,525 and $3,696,091 on December 31, 2003 and 2002, respectively.

The fair value of the total investments carried at contract value at December 31, 2003 and 2002 was $118,289,365 and $113,608,730, respectively. The average yield and crediting interest rate approximated 4.3% and 5.5% for 2003 and 2002, respectively.

5. Income Tax Status:

The Internal Revenue Service has determined, and informed the Company by a letter dated December 15, 1999, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan's Tax Counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

7. Related Party Transactions:

Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts. Certain Plan investments are shares of mutual funds managed by the trustee and therefore, these transactions qualify as party-in-interest transactions.

8. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Humana Retirement and Savings Plan
Plan #002 EIN #61-0647538

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003
		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value/ Contract Value

Issuer
Investments, at fair value:
*	Participant Loan Fund	Participant Loans, Interest Rates 5.00%-5.25%	$10,091,459
*	Humana Stock Fund	Employer Securities	156,286,142
*	Schwab Instl Large Cap C1	Common Collective Trust Fund	63,425,728
	Russell 3000 Stock Index Fund	Common Collective Trust Fund	74,314,373
	PCRA	Self-Directed Brokerage Account	4,777,040
	ABN Amro/Veredus Aggr Growth N	Registered Investment Company	34,251,627
	Armada Small Cap Value Cl 1	Registered Investment Company	59,282,571
	Artisan International Fund	Registered Investment Company	31,112,209
	Pimco Total Return - Admin Class	Registered Investment Company	36,356,585
	Van Kampen Emerging Growth Cl A	Registered Investment Company	36,560,728

			506,458,462
Investments, at contract value:
	Primco Stable Value Fund:
	Investment Contracts - Banks:
	Bank of America Synthetic GIC	Synthetic GIC #99-049 IGT Invesco
		Intermediate Government Fund	13,526,290
	Bank of America Synthetic GIC - Wrapper	Synthetic GIC Wrapper	636,776
	Caisse des Depots Synthetic GIC	Synthetic GIC #1237-02 IGT AAA
		Asset-Backed Security	19,040,748
	Caisse des Depots Synthetic GIC - Wrapper	Synthetic GIC Wrapper	199,681
	GE Life & Annuity ASR Co.	Traditional GIC #GS-3522 Insurance
		Company General Account	2,911,572
	JP Morgan Chase Bank Synthetic GIC	Synthetic GIC #433120-TH IGT Pimco
		AAA Intermediate Fund	13,234,007
	JP Morgan Chase Bank Synthetic GIC - Wrapper	Synthetic GIC Wrapper	646,713
	State Street Bank & Trust Synthetic GIC	Synthetic GIC #103104 IGT Invesco
		Short-term Bonds	10,463,404
	State Street Bank & Trust Synthetic GIC - Wrapper	Synthetic GIC Wrapper	409,081
	Wachovia Bank	Traditional GIC #09304-08-L Common
		Collective Trust	2,400,387
	Investment Contracts - Insurance Companies:
	John Hancock Mutual Life Synthetic GIC	Synthetic GIC #9569 Separate Account	3,802,795
	John Hancock Mutual Life Synthetic GIC - Wrapper	Synthetic GIC Wrapper	264,570
	Metropolitan Life Ins Co. Group Annuity	Synthetic GIC #28448 Pooled Investments	23,283,328
	Metropolitan Life Ins Co. Group Annuity - Wrapper	Synthetic GIC Wrapper	1,016,760
	Monumental Life Ins Co. Synthetic GIC	Synthetic GIC #MDA-00640TR IGT WAM AAA
		Intermediate Fund	13,156,418
	Monumental Life Ins Co. Synthetic GIC - Wrapper	Synthetic GIC Wrapper	479,840
	New York Life Insurance Co. Group Annuity	Traditional GIC #30240002 Insurance
		Company General Account	727,193
	Prudential - CapMAC Insd	Traditional GIC #10039-211 Insurance
		Company General Account	5,326,773
	Travelers Ins. Companies	Traditional GIC #GR-18406 Insurance
		Company General Account	1,497,300
			113,023,636

	*Party-in-interest to the Plan		$619,482,098

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA RETIREMENT AND SAVINGS PLAN

BY: /s/ James H. Bloem
Humana Inc. James H. Bloem Senior Vice President, Chief Financial Officer and Treasurer

June 25, 2004

Exhibit Index

Exhibit 23                      Consent of Independent Registered Public Accounting Firm